Filed pursuant to Rule 424(b)(3)
File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 14 DATED FEBRUARY 7, 2025

TO THE PROSPECTUS DATED APRIL 2, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 2, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose that the Company amended the Grouse Funding Secured Credit Facility.

Grouse Funding Secured Credit Facility Amendment

On January 30, 2025 (the “First Amendment Date”), Grouse Funding LLC (“Grouse Funding”), a wholly owned subsidiary of the Company entered into the First Amendment (the “First Credit Facility Amendment”) to its Credit Agreement (the “Secured Credit Facility”), dated as of July 7, 2022, by and among Grouse Funding, as borrower, the Company, as investment manager and as guarantor, the Lenders from time to time party thereto, Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral custodian and collateral agent, and Virtus Group, LP, as collateral administrator.

The First Credit Facility Amendment amends the Secured Credit Facility to, among other things, (i) reduce the interest charges on the loans, (ii) increase the maximum commitment amount to $500,000,000, (iii) extend the reinvestment period to three years after the First Amendment Date and (iv) extend the scheduled maturity date to five years after the First Amendment Date.

The description above is only a summary of the material provisions of the First Credit Facility Amendment and is qualified in its entirety by reference to the provisions in such First Credit Facility Amendment, which is attached as an exhibit to the registration statement of which this Prospectus is a part.